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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __ )(1)




                          WESTERN STAFF SERVICES, INC.
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                   959586 10 8
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                                 (CUSIP NUMBER)







                        (CONTINUED ON FOLLOWING PAGE(S))

                               (Page 1 of 5 Pages)

--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 959586 10 8                 13G      Page 2 of 5 Pages
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  1        NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                    STOVER REVOCABLE TRUST DATED NOVEMBER 16, 1988, AS AMENDED
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /    (b) / /
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  3        SEC USE ONLY
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  4        CITIZENSHIP OR PLACE OF ORGANIZATION
                    California
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                           5       SOLE VOTING POWER
    NUMBER                             5,863,718 SHARES OF COMMON STOCK
      OF            ------------------------------------------------------------
    SHARES                 6       SHARED VOTING POWER
 BENEFICIALLY                          60,000 SHARES OF COMMON STOCK ARE
   OWNED BY                            DIRECTLY OWNED BY THE STOVER FOUNDATION
     EACH                              (THE "OLD FOUNDATION"); 25,433 SHARES
   REPORTING                           OF COMMON STOCK ARE DIRECTLY OWNED BY
    PERSON                             THE STOVER FOUNDATION, A CALIFORNIA
     WITH                              NONPROFIT RELIGIOUS CORPORATION (THE
                                       "NEW FOUNDATION"). W. ROBERT STOVER,
                                       THE CHAIRMAN OF THE BOARD AND CHIEF
                                       EXECUTIVE OFFICER OF THE ISSUER AND THE
                                       CO-TRUSTEE OF THE REPORTING PERSON, IS
                                       A DIRECTOR OF THE OLD FOUNDATION AND
                                       THE NEW FOUNDATION.
                    ------------------------------------------------------------
                           7       SOLE DISPOSITIVE POWER
                                       5,863,718 SHARES OF COMMON STOCK
                    ------------------------------------------------------------
                           8       SHARED DISPOSITIVE POWER
                                       60,000 SHARES OF COMMON STOCK ARE
                                       DIRECTLY OWNED BY THE STOVER FOUNDATION
                                       (THE "OLD FOUNDATION"); 25,433 SHARES
                                       OF COMMON STOCK ARE DIRECTLY OWNED BY
                                       THE STOVER FOUNDATION, A CALIFORNIA
                                       NONPROFIT RELIGIOUS CORPORATION (THE
                                       "NEW FOUNDATION"). W. ROBERT STOVER,
                                       THE CHAIRMAN OF THE BOARD AND CHIEF
                                       EXECUTIVE OFFICER OF THE ISSUER AND THE
                                       CO-TRUSTEE OF THE REPORTING PERSON, IS
                                       A DIRECTOR OF THE OLD FOUNDATION AND
                                       THE NEW FOUNDATION.
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  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,949,151 SHARES OF COMMON STOCK
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  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           749,160 SHARES OF COMMON STOCK CONTRIBUTED TO THE STOVER
           CHARITABLE LEAD ANNUITY TRUST AS TO WHICH THE UNDERSIGNED HAS
           NO VOTING POWER
                                                                           /X/
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  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    57.54% AS OF DECEMBER 31, 1996
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  12       TYPE OF REPORTING PERSON*
                    OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 959586 10 8                13G          Page 3 of 5 Pages
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ITEM 1(a)   NAME OF ISSUER:

            Western Staff Services, Inc.


ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            301 Lennon Lane
            Walnut Creek, CA  94598-0980


ITEM 2(a)   NAME OF PERSON FILING:

            Stover Revocable Trust dated November 16, 1988, as amended

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            120 Wildwood Gardens
            Piedmont, CA  94611


ITEM 2(c)   CITIZENSHIP:

            United States


ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock


ITEM 2(e)   CUSIP NUMBER:

            959586 10 8


ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE
            13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING
            IS A:

            Not Applicable.

ITEM 4.     OWNERSHIP.


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CUSIP NO. 959586 10 8                13G      Page 4 of 5 Pages
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         (a)      Amount Beneficially Owned: 5,949,151


         (b)      Percent of Class: 57.54% as of December 31, 1996

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 5,863,718

                  (ii)     shared power to vote or to direct the vote: 85,433

                  (iii) sole power to dispose or to direct the disposition of: 5,863,718

                  (iv) shared power to dispose or to direct the disposition of: 85,433


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Joan C. Stover, Co-Trustee of Stover Revocable Trust dated November 16, 1988, as amended


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.


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CUSIP NO. 959586 10 8                 13G      Page 5 of 5 Pages
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ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.


ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1997





                                                 /s/ W. Robert Stover
                                        ----------------------------------------
                                        W. Robert Stover,
                                        Co-Trustee, Stover Revocable Trust dated
                                        November 16, 1988, as amended